Filed by: US Unwired Inc.

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act Securities Exchange Act of 1934.

Subject Company: US Unwired Inc.

Commission File No: 000-22003

                             [LOGO of US Unwired]

                          Acquisition of IWO Holdings

                               December 20, 2001

[LOGO of US Unwired]          [LOGO of Sprint]            [LOGO of INDEPENDENT
                                                                   WIRELESS ONE]

Safe Harbor Provisions
--------------------------------------------------------------------------------


Certain statements contained in this presentation, such as statements concerning US Unwired Inc. and or the combined company's anticipated performance, plans for growth and anticipated financial results and other factors that could affect future operations or performance and other non-historical facts, are forward looking statements made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include: the ability to successfully integrate the two businesses, the competitiveness of and the financial impact of Sprint PCS pricing plans, products and services; the ability of Sprint PCS to provide back office, customer care and other services; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; the ability to successfully complete the build-out of the IWO Holdings, Inc.'s network, the potential need for additional capital, unanticipated future losses; the significant level of indebtedness of the combined companies and volatility of US Unwired Inc.'s stock price. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this presentation, please refer to US Unwired Inc.'s and IWO Holdings, Inc.'s filings with the Securities and Exchange Commission ("SEC"), especially in the "Investment Considerations" and/or "Risk Factors" sections of US Unwired Inc. Form 10-K for the fiscal year ended December 31, 2000, US Unwired Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2001, IWO Holdings, Inc.'s Form S-4 dated July 27, 2001, IWO Holdings, Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2001, and in subsequent filings with the SEC. Neither company will undertake to update or revise any forward looking statement contained herein.


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                                                                   WIRELESS ONE]

Transaction Summary
--------------------------------------------------------------------------------

Transaction Value:                $558.2 million enterprise value /(1)/

Consideration:                    45.9 million common shares
                                  $99.6 million assumed net debt /(2)/

Licensed POPs Added:              6.1 million

Management Team:                  President and CEO             Robert Piper
                                  COO                           Steven Nielsen
                                  CFO                           Jerry Vaughn

Board Representation:             IWO will designate 3 Board seats (out of 9)

Structure:                        Wholly-owned unrestricted subsidiary

Class A and B Conversion:         Class A and B shares will be reclassified as
                                  common stock at a 1:1 exchange ratio

Expected Closing:                 Second Quarter 2002

Notes:  (1) Based on US Unwired closing stock price of $10.00 on December 19,
            2001
        (2) As of September 30, 2001. Includes $40.2 million of anticipated cash proceeds from the exercise of options and warrants


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                                                                   WIRELESS ONE]

Valuation
--------------------------------------------------------------------------------

 - Acquisition implies a 12% discount to US Unwired enterprise value / licensed POPs/(1)/

       (In millions, except per POP)                         US Unwired /(2)/                IWO
-------------------------------------------         ------------------------------   --------------------
   Licensed POPs                                                   9.8                       6.1

   Fully Diluted Shares Outstanding                               91.0                      45.9/(3)/

   Fully Diluted Ownership                                        66.5%                     33.5%

   Equity Value /(2)/                                          $   910                    $  459

   Enterprise Value /(1)/                                      $ 1,022                    $  558

   Enterprise Value / Licensed POPs /(1)/                      $   104                    $   91

Notes: (1) Based on net debt as of September 30, 2001
       (2) Based on US Unwired closing stock price of $10.00 on December 19,
           2001
       (3) US Unwired shares received by IWO shareholders as consideration based on an exchange ratio of 1.0371x



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                                                                   WIRELESS ONE]

Overview of IWO
--------------------------------------------------------------------------------

[GRAPHIC]

 .    IWO footprint

 .    6th largest Sprint PCS affiliate
     --  6.1 million licensed POPs
     --  3.5 million covered POPs /(1)/
     --  Over 125,000 subscribers /(1)/

 .    Attractive market demographics
     --  High POP density
     --  High per capita income
     -- Tourist destinations (VT Ski Resorts, Berkshires, Adirondacks) -- High density of colleges and universities

 .    Territory includes Albany (one of two markets affiliated by Sprint PCS over
     1MM POPs)

 .    Contiguous/close proximity to major Sprint PCS northeastern markets
     --  Boston
     --  Buffalo
     --  Hartford
     --  New York City

 .    30 MHz of spectrum in all markets

 .    Less competitive markets
     --  On average, 3.6 competitors per market

Notes: (1) As of September 30, 2001

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                                                                  WIRELESS ONE]

IWO Markets: Highly Attractive Demographics
-------------------------------------------


                                                                                      Kagan Estimates /(1)/
                                                                   -------------------------------------------------------------
                                                                                                        Median       Interstate
                                                                                       Population     Household        Traffic
Top Ten Markets                                                           POPs           Density       Income          Density
--------------------------------------------------------------------------------------------------------------------------------
Albany - Schenectady                                                 1,041,300            155         $31,479          30,423
Syracuse                                                               775,700            217          31,725          28,837
Manchester - Nashua - Concord (2)                                      598,600            186          38,544          26,778
Poughkeepsie - Kingston                                                438,500            224          39,020          31,715
Orange - Sullivan County (3)                                           381,800            282          45,446              NA
Rockingham - Strafford County (4)                                      389,600            366          50,073              NA
Burlington                                                             401,100             67          32,350          10,724
Binghamton                                                             340,000            116          30,149          18,994
Elmira - Corning - Hornell                                             313,300             71          29,333          10,353
Watertown                                                              298,400             43          26,679          11,871
IWO Totals / Averages                                                6,120,000/(5)/       138         $32,395          21,393
Sprint PCS Affiliate Totals / Averages                                                     91         $28,134          18,066

Notes: (1) Data based on Paul Kagan's Wireless Telecom & Atlas Databook, 2001
           Edition
       (2) IWO footprint does not include Nashua
       (3) Based on U.S. Census Bureau data. Weighted averages of Orange County and Sullivan County. These counties are fully contained in IWO's region
       (4) Based on U.S. Census Bureau data. Weighted averages of Rockingham County and Strafford County. These counties are fully contained in IWO's region
       (5) Population totals defined in agreement with Sprint PCS

[LOGO of US Unwired]          [LOGO of Sprint]            [LOGO of Independent
                                                                   Wireless One]

IWO Markets: Favorable Competitive Environment
----------------------------------------------

 . IWO has, on average, 3.6 competitors across all of its markets



                            [LOGO of INDEPENDENT
                                WIRELESS ONE]
                              [LOGO of Sprint]     [LOGO of    [LOGO of     [LOGO Cingular  [LOGO of Verizon         [LOGO of
                              [LOGO of Sprint        AT&T]     Nextel]         Wireless]        wireless]          Voicestream]
                            PCS  Network Partner]
Leading Brand Name                   [X]              [X]                                            [X]
National Footprint                   [X]              [X]         [X]         [X]                    [X]               [X]
All-Digital Network                  [X]                          [X]                                                  [X]
Local Market Focus                   [X]
Technology/Protocol                  CDMA             MIX         iDEN         MIX                   MIX                GSM

Market Participation                19/19             5/19       13/19        9/19                  17/19              13/19

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                                                                   WIRELESS ONE]

Strong Operating Performance: IWO
--------------------------------------------------------------------------------

                                                                                                                 4Q'00-
                                                                                                                 3Q'01
                                                        4Q'00         1Q'01          2Q'01         3Q'01         Growth
                                                     -----------   -----------    -----------   -----------    -----------
Market Information:

   Licensed POPs (MM)                                     6.1             6.1            6.1           6.1

   Covered POPs (MM)                                      2.7             2.9            3.3           3.5          29.6%

   Network Coverage                                      44.3%           47.5%          54.1%         57.4%

   Subscribers                                         81,627          91,592        102,598       125,832          54.2%


Financial Information ($MM):

   PCS Service Revenue                               $   17.9        $   19.1       $   23.2      $   30.2          68.1%

   EBITDA                                               (11.8)           (5.9)          (6.7)         (7.3)

[LOGO of Unwired]                  [LOGO of Sprint]         [LOGO of INDEPENDENT
                                                                   WIRELESS ONE]

Transaction Rationale
--------------------------------------------------------------------------------

 .   Creates premier Sprint PCS affiliate
    --  Outstanding markets / demographics
    --  Largest number of licensed POPs
    --  Further strengthens management team

 .   Diversifies US Unwired's geographic footprint

 .   Strong pro forma operational performance /(1)/
    --  10 million covered POPs
    --  64% network coverage
    --  Over 360,000 Sprint PCS subscribers

 .   Fully funded with a significant cash cushion

 .   Adjacent to key Sprint PCS markets: New York, Boston, Dallas, Houston and
    Atlanta

 .   Importance to Sprint PCS
    -- IWO and US Unwired networks serve as an integral part of PCS nationwide digital footprint


Note: (1) As of September 30, 2001


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                                                                   WIRELESS ONE]

--------------------------------------------------------------------------------

 .   IWO markets have highly attractive characteristics
    --  Excellent demographics
    --  Less competitive
    --  Favorable roaming balance of trade
    --  Strong Northeast footprint

 .   Positions US Unwired for strong future growth

 .   Sprint PCS affiliate model significantly reduces integration risk

 .   Leverages best practices of the combined organization

 .   Leverages US Unwired EBITDA-positive position
    --  Combined Company EBITDA-positive in 2002

 .   Coordinated process of managing shareholder liquidity
    --  Shelf registration
    -- 120 day best efforts underwritten offering (90 day lock-up post offering)
    --  Staggered lock-up releases if no offering


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                                                                 WIRELESS ONE]

US Unwired Footprint with IWO
--------------------------------------------------------------------------------




                              [MAP APPEARS HERE]




                                                       Sprint Affiliates

                                                           US Unwired/IWO

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                                                                  WIRELESS ONE]

Pro Forma Statistics
--------------------------------------------------------------------------------

                                                                  US Unwired               IWO                  Combined
                                                                 ------------             -----                ----------
Market Information: /(1)/
   Licensed POPs (MM)                                                  9.8                     6.1                     16.0
   Covered POPs (MM)                                                   6.7                     3.5                     10.2
   Network Coverage                                                   68.4%                   57.4%                    63.8%
   Subscribers                                                     235,966                 125,832                  361,798


Financial Information ($MM): /(1)/
   Total Revenue                                                  $   71.4                $   32.2                 $  103.6
   EBITDA                                                              1.4                    (7.3)                    (5.9)

Note: (1) For three months ending September 30, 2001

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                                                                   WIRELESS ONE]

Pro Forma Capitalization Summary /(1)/
--------------------------------------------------------------------------------

($MM)                                                     US Unwired                         IWO                    Combined
                                                         ------------                       -----                  ----------
Cash & Equivalents                                         $ 129.5                        $ 160.2 /(2)/            $   289.7
Undrawn Bank Availability                                     80.0                          100.0                      180.0


Bonds                                                        268.4                          160.0                      428.4
Bank Debt & Other                                             62.2                          140.0                      202.2
                                                           -------                        -------                  ---------
Total Debt                                                 $ 330.6                        $ 300.0                  $   630.6


Shareholders' Equity - Market /(3)/                        $ 909.9                        $ 458.7                  $ 1,368.6
Debt to Market Capitalization                                 36.3%                          65.4%                      46.1%

Notes: (1) As of September 30, 2001
       (2) Includes restricted cash
       (3) Based on US Unwired closing stock price of $10.00 on December 19,
           2001

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                                                                   WIRELESS ONE]

Summary Pro Forma Financial/Operational Stats
--------------------------------------------------------------------------------

                              Licensed POPs (MM)
   20

           16.0
                     15.6

                             14.5
   15


                                      11.1
                                                9.8
   10

                                                           6.1

    5



    0
          UNWR/      APCS    PCSA     UPCS      UNWR       IWO
          IWO


                            Covered POPS (MM)/(1)/
                             Network Coverage (%)
   15



   12
           10.9      10.8

                               10.2

    9

                                           7.0       6.7
    6

                                                            3.5

    3


    0
           PCSA      APCS      UNWR/      UPCS      UNWR    IWO
                                IWO
           75.2%     69.2%     63.8%      63.1%     68.4%  57.4

Notes:   (1)  As of September 30, 2001

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                                                                   WIRELESS ONE]

Summary Pro Forma Financial/Operational Stats
--------------------------------------------------------------------------------

                        Sprint PCS Subscribers (000s) -
                                 As of 9/30/01

   450
         404
   400
                370
                          361

   350

   300

   250                               236


   200

   150                                        132        126


   100


    50

     0
         APCS   PCSA      UNWR/      UNWR     UPCS       IWO
                           IWO

                      Sprint PCS Service Revenues ($MM) -
                            3 Months Ended 9/30/01

   125


         99.2

   100           92.0
                          89.0


    75

                                     58.8


    50

                                                30.2
                                                         27.9

    25



     0
         APCS    PCSA     UNWR/      UNWR       IWO      UPCS
                           IWO

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                                                                   WIRELESS ONE]

Summary
--------------------------------------------------------------------------------

 .    With this merger, US Unwired enhances its position as a premier Sprint PCS
     Network partner.

 .    The combined Company's competitive advantages include:

     --   Attractive market demographics supporting superior growth

     --   # 1 affiliate in total population size

     --   Combined Company EBITDA positive in 2002

     --   Strong management team and financial sponsorship

     --   Conservative capital structure with significant cash cushion

[LOGO of US Unwired]           [LOGO of Sprint]           [LOGO OF INDEPENDENT
                                                                  WIRELESS ONE]

Additional Information
--------------------------------------------------------------------------------

In connection with the proposed merger, US Unwired Inc. will file with the SEC a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about US Unwired Inc. and IWO Holdings, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to:

Investor Relations
US Unwired Inc.,
901 Lakeshore Drive, Lake Charles, LA, 70601
Phone: 337 310-3500, Fax: 337 310-3250

US Unwired Inc. and its directors and executive officers may be deemed to be "participants in the solicitation" of shareholders of US Unwired Inc. in connection with the proposed transaction. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of US Unwired Inc. filed with the SEC on March 26, 2001.

This communication is not an offer to purchase shares of IWO Holdings, Inc. nor is it an offer to sell shares of US Unwired Inc. common stock which may be issued in any proposed merger with IWO Holdings, Inc. Any issuance of US Unwired Inc. common stock in any proposed merger with IWO Holdings, Inc. would have to be registered under the Securities Act of 1933, as amended and such US Unwired Inc. common stock would be offered only by means of a prospectus complying with the Act.

[LOGO of US Unwired]           [LOGO of Sprint]           [LOGO OF INDEPENDENT
                                                                  WIRELESS ONE]